April 27, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ION Acquisition Corp 3 Ltd. Registration Statement on Form S-1 Filed April 6, 2021, as amended File No. 333-255072

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of ION Acquisition Corp 3 Ltd. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:00 p.m. Washington D.C. time on April 29, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 150 copies of the Preliminary Prospectus dated April 20, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
GOLDMAN SACHS & CO. LLC

as Representatives of the Several Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ James Watts
	Name:	James Watts
	Title:	Executive Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Olympia McNerney
	Name:	Olympia McNerney
	Title:	Managing Director

[ION 3 – Signature Page to Underwriter Acceleration Request Letter]